UNITES STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D
                 Under the Securities Exchange Act of 1934
                        (Amendment No. __________)*

                         Omega Ventures Group, Inc.
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                              (Name of Issuer)

                                   Common
                                 ---------
                       (Title of Class of Securities)

                                682133 10 3
                             ------------------
                               (CUSIP Number)

          John Hickey, President, 299 S. Main Street, Suite 1300,
                  Salt Lake City, UT 84111, (604) 669-2723
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682133 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Apex Resources Group, Inc       EIN: 87-0403828
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
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     (b)
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3. SEC Use Only

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4. Source of Funds (See Instructions)

     WC

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e) __________

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6. Citizenship or Place of Organization Utah


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Number of      7. Sole Voting Power            14.3%     11,146,679 Shares
Shares Bene-   ------------------------------------------------------------
ficially by    8. Shared Voting Power          0.0%
Owned by Each  ------------------------------------------------------------
Reporting      9. Sole Dispositive Power       14.3%     11,146,679 Shares
Person With    ------------------------------------------------------------
               10. Shared Dispositive Power    0.0%
               ------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person             14.3%     11,146,679 Shares
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
             --------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)    14.3%
                                                      ---------------------

14. Type of Reporting Person (See Instructions)  Apex Resources, Inc. CO
                                               ----------------------------






ITEM 1. SECURITY AND ISSUER

        On November 29, 2006, Omega Ventures Group, Inc. (the "Company" or "Omega"), issued 5,892,314 restricted common shares to Apex Resources Group, Inc. ("Apex") These securities were issued to Apex to retire cash loans from Apex to Omega in the aggregate amount of $58,923. Omega is located at 299 S. Main Street, Suite 1300, Salt Lake City, UT 84111. This brings the total number of shares that Apex owns of Omega to 11,146,679, or 14.3%


ITEM 2. IDENTITY AND BACKGROUND

        (a)   Apex Resources Group, Inc.
        (b)   299 S. Main Street, Suite 1300, Salt Lake City, UT 84111
        (c) Apex Resources Group, Inc. is in the development stage and has primarily focused its efforts in the acquisition of interests in oil and gas projects and real estate.
        (d) Apex Resources Group, Inc. or its management has not in the last five years been convicted in any criminal proceeding.
        (e) Apex Resources Group, Inc. or its management has not in the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment.
        (f) Apex Resources Group, Inc. was incorporated in the state of Utah.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Omega issued 5,892,314 shares to Apex to retire cash loans of $58,923.14 that Omega.


ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction was so that Omega could satisfy its debt with Apex. Apex is a passive investor of Omega and is not seeking control of Omega.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As of September 30, 2006 Omega Ventures Group, Inc. had 72,103,686 shares of its $0.001 par value common stock outstanding. Omega issued 5,892,314 shares to Apex on November 29, 2006 bringing the total common stock outstanding to 77,996,000. Apex was issued 7.6% of the Omega's total outstanding common stock. Apex already owned 5,254,365 shares prior to the issuance of the 5,892,314 shares bringing its total share ownership to 11,146,679 or 14.3%. Apex has sole voting power and disposal power of 11,146,679 shares of Omega.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

        Apex's management team consists of John Rask as President and Director, John Hickey as Secretary Treasurer and Director and Stephen Golde as Director. Omega's management team consists of John Hickey as President and Directors, John Rask as Secretary Treasurer and Director and Stephen Golde as Director.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        There is no material to be filed as an exhibit to this 13D.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007

/s/ John Hickey
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John Hickey, President